Exhibit 10.1

Adolor Corporation

August 8, 2006

Mr. David Madden

Dear Mr. Madden:

This letter amends the letter agreement dated August 1, 2005 (the “August 2005 Letter Agreement”) between you and Adolor Corporation, a Delaware corporation (the “Company”). You have agreed to continue to serve at the pleasure of the Company’s Board of Directors (the “Board”) as the interim President and Chief Executive Officer of the Company from August 8, 2006 for a period of up to one year.

In consideration for your continuing to serve as the interim President and Chief Executive Officer, the Board will grant to you on August 8, 2006 and on the 8th day of each month that you are so serving, options to purchase 15,000 shares of the Company’s Common Stock at an exercise price based on the closing price of the Company’s Common Stock on the date immediately preceding such date (the “Options”). The Options shall vest immediately on their grant date. To the extent permitted, the Options will be Incentive Stock Options and will be issued under the Adolor Corporation 2003 Stock-Based Incentive Compensation Plan (the “2003 Plan”) and any amount not permitted to be issued under the 2003 Plan will be issued under the Company’s Amended and Restated 1994 Equity Compensation Plan (the “1994 Plan”). It is the intention of the parties that termination of your service as interim President and Chief Executive Officer provided that you continue as a Director of the Company shall not be a termination of service under either the 1994 Plan or the 2003 Plan. The Options shall have a ten-year term from the date of grant, subject to earlier termination pursuant to the terms of the stock option plan under which the Options have been granted.

This letter is personal to you and without the prior express written consent of the Company, will not be assignable by you. This letter will inure to the benefit of and be enforceable by your heirs, beneficiaries, and/or legal representatives. This letter will inure to the benefit of and be binding upon the Company and its respective successors and assigns. The Company will require any successor to all or substantially all of its business and/or assets, whether directly or indirectly, by purchase, merger, consolidation, acquisition of stock or otherwise, by an agreement in form and substance satisfactory to you, expressly to assume and agree to perform this letter in the same manner and to the same extent as the Company would be required to perform if no such succession had taken place. All terms of the August 2005 Letter Agreement not amended by this letter shall remain in full force and effect.

To indicate your acceptance of the terms of this letter, please sign and date both copies of this letter in the space provided below and return one fully-executed and dated copy to the Company. Please keep one fully-executed and dated copy for your records.

We appreciate your consideration of this letter.

Sincerely,

ADOLOR CORPORATION

By:	/s/ Claude Nash, Ph.D.
Claude Nash, Ph.D.
Director, Chairman Compensation Committee

AGREED TO AND ACCEPTED:

/s/ David Madden	Dated: August 8, 2006
David Madden